UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 20, 2015
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: March 20, 2015
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

2

CREDIT SUISSE

Basel III
Pillar 3 – disclosures
2014

In various tables, use of “–” indicates not meaningful or not applicable.

Basel III
Pillar 3 – disclosures
2014

Introduction
General
Regulatory development
Location of disclosure
Scope of application
Principles of consolidation
Restrictions on transfer of funds or regulatory capital
Capital deficiencies
Risk management oversight
Capital
Regulatory capital framework
Capital structure under Basel III
Swiss Requirements
Description of regulatory approaches
BIS capital metrics
Swiss capital metrics
Credit risk
General
Credit risk by asset class
Securitization risk in the banking book
Equity type securities in the banking book
Central counterparties risk
Market risk
General
Securitization risk in the trading book
Valuation process
Interest rate risk in the banking book
Overview
Major sources of interest rate risk in the banking book
Governance of models and limits
Risk measurement
Monitoring and review
Risk profile
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital
List of abbreviations

Introduction
General
The purpose of this Pillar 3 report is to provide updated information as of December 31, 2014 on our implementation of the Basel capital framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2014, which includes important information on regulatory capital and risk management (specific references have been made herein to this document).
In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 126 to 160) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information regarding the way we manage risk including economic capital as a Group-wide risk management tool.
Certain reclassifications may be made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with Swiss Financial Market Supervisory Authority FINMA (FINMA) requirements.
This report was verified and approved internally in line with our Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2014.
Regulatory development
On January 28, 2015, the Basel Committee on Banking Supervision (BCBS) issued the final standard for the revised Pillar 3 disclosure requirements. The revised disclosure requirements will enable market participants to compare bank’s disclosure of risk-weighted assets. The revisions focus on improving the transparency of the internal model-based approaches that banks use to calculate minimum regulatory capital requirements. The revised requirements will be effective for the year-end 2016 financial reporting.
Location of disclosure
This report provides the Basel III Pillar 3 disclosures to the extent that these required Pillar 3 disclosures are not included in the Credit Suisse Annual Report 2014.
The following table provides an overview of the location of the required Pillar 3 disclosures.
Location of disclosure
Pillar 3 requirements	Pillar 3 Report 2014	Annual Report 2014
Scope of application
Top corporate entity	"Scope of application" (p. 4)
Differences in basis of consolidation	Description of differences: "Principles of consolidation" (p. 4)	List of significant subsidiaries and associated entities:
"Note 39 - Significant subsidiaries and
equity method investments (p. 360 - 362)

Changes in scope of consolidation:
"Note 3 - Business developments" (p. 250)
Restrictions on transfer of funds or regulatory capital	Overview: "Restrictions on transfer of funds or regulatory capital" (p. 4)	Detailed information: "Liquidity and funding management" (p. 100 - 107)
Capital deficiencies	"Capital deficiencies" (p. 4)
Capital structure
"Capital structure under Basel III" (p. 5) "Swiss requirements" (p. 5 - 6)
Capital adequacy
Group/Bank	"Description of regulatory approaches" (p. 6 - 12) "BIS capital metrics" (p. 13 - 14) "Swiss capital metrics" (p. 15 - 16)
Significant subsidiaries	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/investors/en/index.jsp
Risk management objectives and policies
General description		"Risk management oversight" (p. 127 - 130) "Risk appetite framework" (p. 130 - 132) "Risk coverage and management" (p. 133 - 136)

Location of disclosure (continued)
Pillar 3 requirements	Pillar 3 Report 2014	Annual Report 2014
Credit risk
Credit risk management overview		"Credit risk" (p. 139 - 141)
Credit risk by asset classes
Gross credit exposure, risk-weighted assets and capital requirement	"General" (p. 17 - 20)
Portfolios subject to PD/LGD approach	"Portfolios subject to PD/LGD approach" (p. 20 - 29)
Portfolios subject to standardized and supervisory risk weights approaches	"Portfolios subject to standardized and supervisory risk weights approaches" (p. 29)
Credit risk mitigation used for A-IRB and standardized approaches	"Credit risk mitigation used for A-IRB and standardized approaches" (p. 30 - 31)	Netting: "Derivative instruments" (p. 156 - 158) "Note 1 - Summary of significant accounting policies" (p. 241 - 242) "Note 26 - Offsetting of financial assets and financial liabilities" (p. 277 - 280)
Counterparty credit risk	"Counterparty credit risk" (p. 31 - 34)	Effect of a credit downgrade:
"Credit ratings" (p. 107)

Impaired loans by industry distribution/industry distribution of charges and write-offs:
"Note 18 - Loans, allowance for loan losses and
credit quality" (p. 266 to 269)
Securitization risk in the banking book	"Securitization risk in the banking book" (p. 35 to 39)
Equity type securities in the banking book	"Equity type securities in the banking book" (p. 39 to 40)
Market risk
Market risk management overview	Quantitative disclosures: "General" (p. 41)	Qualitative disclosures: "Market risk" (p. 136 to 139)
Securitization risk in the trading book	"Securitization risk in the trading book" (p. 42 - 47)
Interest rate risk in the banking book
	Qualitative disclosures: "Interest rate risk in the banking book" (p. 48 to 49)	Quantitative disclosures: "Banking portfolios" (p. 151 to 152)
Operational risk
	Overview: "Operational risk" (p. 12)	Detailed information: "Operational risk" (p. 141 - 144)
Composition of capital
Balance sheet under the regulatory scope of consolidation	"Balance sheet" (p. 50 to 51)
Composition of capital	"Composition of capital" (p. 52 to 54)
Capital instruments
Main features template and full terms and conditions	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/investors/en/index.jsp
Remuneration
"Compensation" (p. 196 to 228)
G-SIBs indicator
Refer to "Regulatory disclosures" under https://www.credit-suisse.com/investors/en/index.jsp

Scope of application
The highest consolidated entity in the Group to which the Basel III framework applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 26 to 38) in I – Information on the company and to “Capital management” (pages 108 to 125) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on regulation.
Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). Also, FINMA does not require to consolidate private equity and other fund type vehicles for capital adequacy reporting. Further differences in consolidation principles between US GAAP and capital adequacy reporting relate to special purpose entities (SPEs) that are consolidated under a control-based approach for US GAAP but are assessed under a risk-based approach for capital adequacy reporting. The investments into such entities, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital.
All significant equity method investments represent investments in the capital of banking, financial and insurance (BFI) entities and are subject to a threshold calculation in accordance with the Basel framework.
Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.
Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2014.
Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk measurement models are reviewed by the Model Risk Management team, an independent validation function, and regularly presented to and approved by the relevant oversight committee.
> Refer to “Risk management oversight” (pages 127 to 130), “Risk appetite framework” (pages 130 to 132) and “Risk coverage and management” (pages 133 to 136) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for information on risk management oversight including risk culture, risk governance, risk organization, risk types and risk appetite and risk limits.
The Group is exposed to several key banking risks such as:
– Credit risk (refer to section “Credit risk” on pages 17 to 40);
– Market risk (refer to section “Market risk” on pages 41 to 47);
– Interest rate risk in the banking book (refer to section “Interest rate risk in the banking book” on pages 48 to 49); and
– Operational risk (refer to section “Capital” on page 12).

Capital
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” (pages 108 to 125) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information.
Capital structure under Basel III
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and will be fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” (page 110) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” (page 111) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of risk-weighted assets.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of risk-weighted assets and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2014, FINMA set our progressive component requirement at 3.66% for 2019. In July 2014, FINMA notified us that, effective in 2015, the progressive component requirement for 2019 will be increased from 3.66% to 4.05% due to the latest assessment of our relevant market share. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of risk-weighted assets that can be activated during periods of excess credit growth. Effective September 2013, the countercyclical capital buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their risk-weighted assets pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the Swiss National Bank, the

Swiss Federal Council further increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 2014, our countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 297 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree)specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
Beginning in 1Q14, we adjusted the presentation of our Swiss capital metrics and terminology and we now refer to Swiss Core Capital as Swiss CET1 capital and Swiss Total Capital as Swiss total eligible capital. Swiss Total Capital previously reflected the tier 1 participation securities, which were fully redeemed in 1Q14. Swiss CET1 capital consists of BIS CET1 capital and certain other Swiss adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
> Refer to “Capital management” (pages 108 to 125) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for information on our capital structure, eligible capital and shareholders’ equity, capital adequacy and leverage ratio requirements under Basel III and Swiss Requirements.
Description of regulatory approaches
The Basel framework provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the most advanced approaches, which align with the way risk is internally managed. The Basel framework focuses on credit risk, market risk, operational risk and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.
Credit risk
Credit risk by asset class
The Basel framework permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk by asset class, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of our credit risk by asset class is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking & Wealth Management divisions. The remaining credit risk by asset class is with retail counterparties and mostly arises in the Private Banking & Wealth Management division from residential mortgage loans and other secured lending, including loans collateralized by securities.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 17 to 34 for further information.
Advanced-internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters and applying an asset value correlation multiplier uplift where exposures are to financial institutions meeting regulatory defined criteria. We have received approval from FINMA to use, and have fully implemented, the advanced-internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD).
PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are mainly derived from models tailored to the specific business of the respective obligor. The models are calibrated to the long run average of annual internal or external default rates where applicable. For portfolios with a small number of empirical defaults (less than 20), low default portfolio techniques are used.
LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the expected exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk by asset class is determined using this approach.

Comparing standardized approach and internal ratings-based approach for calculating risk-weighted assets for credit risk
We received regulatory approval to use the A-IRB approach for calculating our Pillar 1 capital charge for credit risk. The A-IRB approach is used for the vast majority of credit risk exposures, with the standardized approach used for only a relatively small proportion of credit exposures.
The BCBS is currently consulting on policy measures that will change many of the current standardized approaches. This is aimed at improving the risk sensitivity of standardized approaches so that they align more closely with internal model approaches. Consequently, FINMA has requested that we discloses a qualitative comparison of credit risk risk-weighted assets under the A-IRB approach and the current standardized approach.
Key methodological differences
The differences between risk-weighted assets calculated under the A-IRB approach and the standardized approach are driven by the approaches used for measuring the EAD and the risk weights applied to the counterparties. Under the A-IRB approach, the maturity of a transaction, internal estimates of the PD and downturn LGD are used as inputs to a Basel risk-weight formula for calculating risk-weighted assets. Under the standardized approach, risk weights are driven by external rating agencies, and are less granular.
The following table summarizes the key differences between the standardized approach and the A-IRB approach.
Key differences between the standardized approach and the A-IRB approach
	Standardized approach	A-IRB approach	Key impact
EAD for derivatives	Current Exposure Method is simplistic (market value and add-on): BCBS to replace it in 2017	Internal Measurement Method (IMM) allows monte-carlo simulation to estimate exposure	For large diversified derivatives portfolios, standardized approach EAD is higher than IMM modeled EAD
	Differentiates add-ons by five exposure types and three maturity buckets only	Ability to net and offset risk factors within the portfolio (i.e. benefit from diversification)	Impact applies across all asset classes
	Limited ability to net	Application of a 1.2 - 1.4 multiplier on exposure estimate
Variability in holding period applied to collateralized transactions, reflecting liquidity risks
Risk weighting	Reliance on rating agencies: where no rating is available a 100% risk weight is applied (i.e. for most small and medium size enterprises and funds)	Reliance on internal ratings where each counterparty/transaction receives a rating	A-IRB approach produces lower risk-weighted assets for high quality short term transactions
	Crude risk weight differentiation with 4 key weights: 20%, 50%, 100%, 150% (and 0% for AAA sovereigns, 35% for mortgages, 75% for retail)	Granular risk sensitive risk weights differentiation via individual PDs and LGDs	Standardized approach produces lower risk-weighted assets for non-investment grade and long-term transactions
	No differentiation for transaction features	PD is floored to prevent 0% risk weight on AAA sovereigns	Impact relevant across all asset classes
LGD captures transaction quality features incl. collateralization
Application of a 1.06 multiplier
Risk mitigation	Limited recognition of risk mitigation	Risk mitigation recognized via risk sensitive LGD or EAD	Standardized approach risk-weighted assets higher than A-IRB approach risk-weighted assets for most collaterals
	Restricted list of eligible collateral	Wider variety of collateral types eligible	Impact particularly relevant for lombard lending and structured finance transactions
Conservative and crude regulatory haircuts
Maturity in risk weight	No differentiation for maturity of transactions, except for interbank exposures in a coarse manner	No internal modelling of maturity	Standardized approach risk-weighted assets higher than A-IRB approach risk-weighted assets for most collaterals
		Regulatory risk-weighted assets function considers maturity: the longer the maturity the higher the risk weight (see chart "Risk weight by maturity")	A-IRB approach produces lower risk-weighted assets for high quality short-term transactions

The following chart compares risk weights under the standardized approach and the A-IRB approach for counterparties across the rating spectrum. Under the standardized approach, risk weights are very crude when compared to those under the A-IRB approach. The chart also shows that the A-IRB approach produces lower risk weights than the standardized approach for high credit quality assets, with this trend reversed for low credit quality assets.
The following chart provides a comparison of the risk weights under the standardized approach and the A-IRB approach for transactions with maturities between zero and five years for counterparties with ratings ranging from A to BB.
Risk weights under the standardized approach are not sensitive to a transaction’s maturity whereas risk weights under the A-IRB approach are sensitive to the maturity. Under the A-IRB approach, low risk counterparties, such as investment grade and senior secured, receive significantly lower risk weights than under the standardized approach across the entire range of maturities. Under the A-IRB approach, high risk counterparties, such as non-investment grade and senior unsecured, receive lower risk weights only for maturities less than two years compared to the standardized approach. Note that under the A-IRB approach, the maturity sensitivity is not internally modelled and is exclusively driven by the BCBS specification of the risk weighting function.

The following table further illustrates the risk differentiation achieved under the A-IRB approach. Low risk corporates receive lower risk weights under the A-IRB approach. High risk corporates receive higher risk weights under the A-IRB approach. The A-IRB approach risk weights have greater variability depending on maturity.
Risk differentiation of the A-IRB approach
Branch	Cash flow to net turnover (%)	Liquidity ratio (%)	Equity ratio (%)	Collateral value based LTV (%)	A-IRB approach risk weight range (%)	Stan- dardized approach risk weight (%)
Low risk corporate	12	472	77	52	5 - 10	100
High risk corporate	(5)	100	29	no pledged assets	120 -130	100
Actual Credit Suisse risk-weighted assets levels by regulatory asset class
Sovereign asset class: For sovereign exposures, the risk-weighted assets under the standardized approach are lower than the risk-weighted assets under the A-IRB approach. This is driven by the composition of our sovereign portfolio which is focused on AAA to AA- counterparties. These counterparties receive a risk weights of zero percent under the standardized approach and non-zero risk weights under the A-IRB approach for example when using internal PDs and LGDs.
Corporate and bank asset class: For corporate and bank exposures, the risk-weighted assets under the standardized approach are higher than the risk-weighted assets under the A-IRB approach. This is driven by the more restrictive recognition of collateral agreements allowed under the standardized approach, as well as the treatment applied to derivatives which leads to higher EAD under the standardized approach than under the A-IRB approach. The absence of external ratings for a number of corporate counterparties also contributes to the difference between risk-weighted assets as these counterparties attract risk weights of 100% under the standardized approach as opposed to lower and more risk sensitive risk weights under the A-IRB approach.
For exposures to other institutions, e.g. public sector entities, the risk-weighted assets under the standardized approach are higher than those under the risk-weighted assets under the A-IRB approach. This is driven by the absence of external ratings for a number of counterparties which receive risk weights of 100% under the standardized approach. These risk weights are higher than the more risk sensitive weights applied under the A-IRB approach.
Retail asset class: For retail residential mortgage exposures, the risk-weighted assets under the standardized approach are higher than those under the A-IRB approach This is because the majority of exposures attract risk weights of 35% under the standardized approach as opposed to lower risk weights under the A-IRB approach. For lombard lending, the risk-weighted assets under the standardized approach are lower than the risk-weighted assets under the A-IRB approach. This is because for most transactions the risk weights under the A-IRB approach are driven by internal collateral haircuts which are higher than the haircuts under the standardized approach.
Conclusion
Overall, risk-weighted assets of Credit Suisse under the standardized approach are higher than the risk-weighted assets under the A-IRB approach. However, this simple comparison of risk-weighted assets under the standardized approach and A-IRB approach, without taking into account the underlying detailed portfolio composition, maturity profile and applied risk mitigation, can be misleading when comparing capitalization across banks.
We believe benchmark analysis performed by regulators and industry associations are more useful exercises in assessing the degree of conservativeness of internal models. In the industry associations’ 2013 benchmark analysis, our calibration of internal PD and LGD models is close to the industry mean.
We believe that risk-weighted assets under the A-IRB approach are more reflective of the economic risk because the risk-weighted assets are founded in empirical evidence, regularly backtested, and provide greater risk differentiation. In addition, the A-IRB approach provides a strong link between capital requirements and business drivers. This promotes a proactive risk culture at the origination of a transaction and strong capital consciousness within the organization.
Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches (the RBA and the SFA) and the standardized approach in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
> Refer to “Securitization risk in the banking book” in section “Credit risk” on pages 35 to 39 for further information on the IRB approaches and the standardized approach.

Equity type securities in the banking book
For equity type securities in the banking book except for significant investments in BFI entities, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (listed equity and all other equity positions). Significant investments in BFI entities (i.e. investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group owns more than 10% of the issued common share capital of the entity) are subject to a threshold treatment as outlined below in the section “Exposures below 15% threshold”. Where equity type securities represent non-significant investments in BFI entities (i.e., investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group does not own more than 10% of the issued common share capital of the entity), a threshold approach is applied that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
> Refer to “Equity type securities in the banking book” in section “Credit risk” on pages 39 to 40 for further information.
Credit valuation adjustment risk
Basel III introduced a new regulatory capital charge, Credit Valuation Adjustment (CVA), designed to capture the risk associated with potential mark-to-market losses associated with the deterioration in the creditworthiness of a counterparty.
Under Basel III, banks are required to calculate capital charges for CVA under either the Standardized CVA approach or the Advanced CVA approach (ACVA). The CVA rules stipulate that where banks have permission to use market risk Value-at-Risk (VaR) and counterparty risk Internal Models Method (IMM), they are to use the ACVA unless their regulator decides otherwise. FINMA has confirmed that the ACVA should be used for both IMM and non-IMM exposures.
The regulatory CVA capital charge applies to all counterparty exposures arising from over-the-counter (OTC) derivatives, excluding those with central counterparties (CCP). Exposures arising from Securities Financing Transactions (SFT) are not required to be included in the CVA charge unless they could give rise to a material loss. FINMA has confirmed that Credit Suisse can exclude these exposures from the regulatory capital charge.
Central counterparties risk
The Basel III framework provides specific requirements for exposures the Group has to CCP arising from OTC derivatives, exchange-traded derivative transactions and SFT. Exposures to CCPs which are considered to be qualifying CCPs by the regulator will receive a preferential capital treatment compared to exposures to non-qualifying CCPs.
The Group can incur exposures to CCPs as either a clearing member (house or client trades), or as a client of another clearing member. Where the Group acts as a clearing member of a CCP on behalf of its client (client trades), it incurs an exposure to its client as well as an exposure to the CCP. Since the exposure to the client is to be treated as a bilateral trade, the risk-weighted assets from these exposures are represented under “credit risk by asset class”. Where the Group acts as a client of another clearing member the risk-weighted assets from these exposures are also represented under “credit risk by asset class”.
The exposures to CCP (represented as “Central counterparties (CCP) risks”) consist of trade exposure, default fund exposure and contingent exposure based on trade replacement due to a clearing member default. While the trades exposure includes the current and potential future exposure of the clearing member (or a client) to a CCP arising from the underlying transaction and the initial margin posted to the CCP, the default fund exposure is arising from default fund contributions to the CCP.
Settlement risk
Regulatory fixed risk weights are applied to settlement exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt.
Exposures below 15% threshold
Significant investments in BFI entities, mortgage servicing rights and deferred tax assets that arise from temporary differences are subject to a threshold approach, whereby individual amounts are compared to a 10% threshold of regulatory defined eligible capital. In addition amounts below the individual 10% thresholds are aggregated and compared to a 15% threshold of regulatory defined eligible capital. The amount that is above the 10% threshold is phased-in as a CET1 deduction. The amount above the 15% threshold is phased-in as a CET1 deduction and the amount below is risk weighted at 250%.
Other items
Other items include risk-weighted assets related to immaterial portfolios for which we have received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight as well as risk-weighted assets related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.
Market risk
We use the advanced approach for calculating the capital requirements for market risk for the majority of our exposures. The following advanced approaches are used: the internal models approach (IMA) and the standardized measurement method (SMM).
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
> Refer to section “Market risk” on pages 40 to 47 for further information on market risk.

Internal models approach
The market risk IMA framework includes regulatory Value-at-Risk (VaR), stressed VaR, risks not in VaR (RNIV) and Incremental Risk Charge (IRC). In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.
Regulatory VaR, stressed VaR and risks not in VaR
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps to reduce the pro-cyclicality of the minimum capital requirements for market risk. The VaR model does not cover all identified market risk types and as such we have also adopted a RNIV category which was approved by FINMA in 2012.
Incremental Risk Charge
The IRC capitalizes issuer default and migration risk in the trading book, such as bonds or credit default swaps (CDS), but excludes securitizations and correlation trading. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our IRC model. We continue to receive regulatory approval for ongoing enhancements to the IRC methodology, and the IRC model is subject to regular reviews by regulators.
The IRC model assesses risk at 99.9% confidence level over a one year time horizon assuming that positions are sold and replaced one or more times, depending on their liquidity which is modeled by the liquidity horizon. The portfolio loss distribution is estimated using an internally developed credit portfolio model designed to the regulatory requirements.
The liquidity horizon represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. Liquidity horizons are modelled according to the requirements imposed by Basel III guidelines.
The IRC model and liquidity horizon methodology have been validated by the Model Risk Management team in accordance with the firms validation umbrella policy and Risk Model Validation Sub-Policy for IRC.
Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and other supervisory approaches for trading book securitization positions covering the approach for nth-to-default products and portfolios covered by the weighted average risk weight approach.
> Refer to “Securitization risk in the trading book” in section “Market risk” on pages 42 to 47 for further information on the standardized measurement method and other supervisory approaches.
Operational risk
We have used an internal model to calculate the regulatory capital requirement for operational risk under the Advanced Measurement Approach (AMA) since 2008. In 2014, we introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. FINMA approved the revised model for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as risk and control self-assessment results and risk and control indicators, to provide a forward-looking assessment of each scenario. The AMA capital calculation approved by FINMA includes all litigation-related provisions and also an add-on component relating to the aggregate range of reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution. In 2014, we introduced a more risk-sensitive approach to allocating the AMA capital requirement to businesses that is designed to be more forward looking and incentivize appropriate risk management behaviors.
> Refer to “Operational risk” (pages 141 to 144) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for information on operational risk.
Non-counterparty-related risk
Regulatory fixed risk weights are applied to non-counterparty-related exposures. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

BIS capital metrics
Regulatory capital and ratios
Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios. BIS ratios compare eligible CET1 capital, tier 1 capital and total capital with BIS risk-weighted assets.
> Refer to “Risk-weighted assets” (pages 116 to 118) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – BIS capital metrics in the Credit Suisse Annual Report 2014 for information on risk-weighted assets movements in 2014.
Summary of BIS risk-weighted assets and capital requirements - Basel III
end of	2014			2013
	Risk- weighted assets	Capital require- ment	[1]	Risk- weighted assets	Capital require- ment	[1]
CHF million
Credit risk
Advanced-IRB	123,854	9,908		116,772	9,342
Standardized	3,789	303		3,640	291
Credit risk by asset class	127,643	10,211		120,412	9,633
Advanced-IRB	11,849	948		14,935	1,195
Standardized	761	61		0	0
Securitization risk in the banking book	12,610	1,009		14,935	1,195
Advanced – IRB Simple	15,292	1,223		9,833	787
Equity type securities in the banking book	15,292	1,223		9,833	787
Advanced CVA	15,092	1,207		10,650	852
Standardized CVA	38	3		56	4
Credit valuation adjustment risk	15,130	1,210		10,706	856
Standardized - Fixed risk weights	12,640	1,011		12,500	1,000
Exposures below 15% threshold [2]	12,640	1,011		12,500	1,000
Advanced	3,427	274		1,906	152
Central counterparties (CCP) risk	3,427	274		1,906	152
Standardized - Fixed risk weights	552	44		512	41
Settlement risk	552	44		512	41
Advanced	1,050	84		281	22
Standardized	4,319	346		4,546	364
Other items [3]	5,369	430		4,827	386
Total credit risk	192,663	15,413		175,631	14,050
Market risk
Advanced	34,049	2,724		38,719	3,098
Standardized	419	34		414	33
Total market risk	34,468	2,758		39,133	3,131
Operational risk
Advanced measurement	58,413	4,673		53,075	4,246
Total operational risk	58,413	4,673		53,075	4,246
Non-counterparty-related risk
Standardized - Fixed risk weights	5,866	469		6,007	481
Total non-counterparty-related risk	5,866	469		6,007	481
Total BIS risk-weighted assets and capital requirements	291,410	23,313		273,846	21,908
of which advanced	263,026	21,042		246,171	19,694
of which standardized	28,384	2,271		27,675	2,214
1 Calculated as 8% of risk-weighted assets.
2 Exposures below 15% threshold are risk-weighted at 250%. Refer to table "Additional information" in section "Reconciliation requirements" for further information.
3
Includes risk-weighted assets of CHF 3,853 million and CHF 4,158 million as of the end of 2014 and 2013, respectively, related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III. Refer to table "Additional information" in section "Reconciliation requirements" for further information.

BIS eligible capital - Basel III
	Group		Bank
end of	2014	2013	2014	2013
Eligible capital (CHF million)
CET1 capital	43,322	42,989	40,853	37,700
Total tier 1 capital	49,804	46,061	47,114	40,769
Total eligible capital	60,751	56,288	58,111	52,346
The following table presents the Basel III phase-in requirements for each of the relevant capital components and discloses the Group’s and the Bank’s current capital metrics against those requirements.
BIS capital ratios - Basel III - Group
end of	2014				2013
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	14.9	4.0		10.9	15.7	3.5		12.2
Tier 1	17.1	5.5		11.6	16.8	4.5		12.3
Total capital	20.8	8.0		12.8	20.6	8.0		12.6
1 Capital conservation buffer and G-SIB buffer requirement will be phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2014 and 2013, our countercyclical buffer was CHF 297 million and CHF 144 million, which is equivalent to an additional requirement of 0.1% and 0.05% of CET1 capital, respectively.

BIS capital ratios - Basel III - Bank
end of	2014				2013
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	14.4	4.0		10.4	14.3	3.5		10.8
Tier 1	16.6	5.5		11.1	15.4	4.5		10.9
Total capital	20.5	8.0		12.5	19.8	8.0		11.8
1 Capital conservation buffer and G-SIB buffer requirement will be phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2014 and 2013, our countercyclical buffer was CHF 246 million and CHF 121 million, which is equivalent to an additional requirement of 0.09% and 0.05% of CET1 capital, respectively.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2014, our Swiss CET1 capital and Swiss total capital ratios were 14.8% and 20.7%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.
Swiss risk-weighted assets - Group
end of	2014			2013
	Ad- vanced	Stan- dardized	Total	Ad- vanced	Stan- dardized	Total
Risk-weighted assets (CHF million)
Total BIS risk-weighted assets	263,026	28,384	291,410	246,171	27,675	273,846
Impact of differences in thresholds [1]	1	(33)	(32)	(17)	415	398
Other multipliers [2]	1,090	–	1,090	617	–	617
Total Swiss risk-weighted assets	264,117	28,351	292,468	246,771	28,090	274,861
1 Represents the impact on risk-weighted assets of differences in regulatory thresholds resulting from Swiss regulatory CET1 adjustments.
2 Primarily includes differences in credit risk multiplier.
Swiss statistics - Basel III
	Group			Bank
end of	2014		2013	2014		2013
Capital development (CHF million)
CET1 capital	43,322		42,989	40,853		37,700
Swiss regulatory adjustments [1]	(133)		1,658	(111)		1,711
Swiss CET1 capital [2]	43,189		44,647	40,742		39,411
High-trigger capital instruments	8,893	[3]	7,743	8,944	[3]	7,743
Low-trigger capital instruments	9,406	[4]	6,005	8,480	[5]	5,163
Additional tier 1 and tier 2 instruments subject to phase-out [6]	6,663		–	6,669		–
Deductions from additional tier 1 and tier 2 capital [6]	(7,533)		–	(6,835)		–
Swiss total eligible capital [2]	60,618		58,395	58,000		52,317
Capital ratios (%)
Swiss CET1 ratio	14.8		16.2	14.3		14.9
Swiss total capital ratio	20.7		21.2	20.4		19.7
1 Includes adjustments for certain unrealized gains outside the trading book and, in 2013, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.2 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
5 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
6 Reflects the FINMA Decree, which was effective in 1Q14.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2014	Minimum component	Buffer component	Progressive component	Excess	2014
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	292.5	–	–	–	–	284.0
2014 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.0%	4.5%	[2]	1.68%	–	10.18%	4.0%	4.5%	1.68%	–	10.18%
Minimum Swiss total eligible capital (CHF billion)	11.7	13.2		4.9	–	29.8	11.4	12.8	4.8	–	28.9
Swiss capital coverage (CHF billion)
Swiss CET1 Capital	11.7	8.0		–	23.4	43.2	11.4	7.8	–	21.6	40.7
High-trigger capital instruments	–	5.1		–	3.8	8.9	–	5.0	–	4.0	8.9
Low-trigger capital instruments	–	–		4.9	4.5	9.4	–	–	4.8	3.7	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	6.7	6.7	–	–	–	6.7	6.7
Deductions from additional tier 1 and tier 2 capital	–	–		–	(7.5)	(7.5)	–	–	–	(6.8)	(6.8)
Swiss total eligible capital	11.7	13.2		4.9	30.9	60.6	11.4	12.8	4.8	29.1	58.0
Capital ratios (%)
Swiss total capital ratio	4.0%	4.5%		1.68%	10.5%	20.7%	4.0%	4.5%	1.68%	10.2%	20.4%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of risk-weighted assets.
2 Excludes countercyclical buffer that was required as of September 30, 2013.

Credit risk
General
Credit risk consists of the following categories:
– Credit risk by asset class
– Securitization risk in the banking book
– Equity type securities in the banking book
– CVA risk
– Exposures below 15% threshold
– CCP risk
– Settlement risk
– Other items
> Refer to “Credit risk” (pages 139 to 141 and pages 152 to 160) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.
Credit risk by asset class
General
For regulatory purposes, we categorize our exposures into asset classes with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by regulatory rules from the Basel framework.
The following table presents the description of credit risk by asset class under the Basel framework (grouped as either institutional or retail) and the related regulatory approaches used.
Credit risk by asset class - Overview
Asset class	Description	Approaches

Institutional credit risk (mostly in the Investment Banking division)
Sovereigns	Exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Other institutions	Exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Banks	Exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.	PD/LGD for most portfolios SRW for unsettled trades Standardized for banking book treasury liquidity positions and other assets
Corporates	Exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing
	real estate or commodities finance).	PD/LGD for most portfolios SRW for Investment Banking specialized lending exposures Standardized for banking book treasury liquidity positions and other assets

Retail credit risk (mostly in the Private Banking & Wealth Management division)
Residential mortgages	Includes exposures secured by residential real estate collateral occupied or let by the borrower.	PD/LGD
Qualifying revolving retail	Includes credit card receivables and overdrafts.	PD/LGD
Other retail	Includes loans collateralized by securities, consumer loans, leasing and small business exposures.	PD/LGD Standardized for other assets

Other credit risk
Other exposures	Includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.	Standardized

Gross credit exposures, risk-weighted assets and capital requirement
The following table presents the derivation of risk-weighted assets from the gross credit exposures (pre- and post-substitution), broken down by regulatory approach and by the credit asset class under the Basel framework.
Gross credit exposures and risk-weighted assets by regulatory approach
end of	2014						2013
	Exposure			Risk- weighted assets	Capital require- ment	[1]	Exposure			Risk- weighted assets	Capital require- ment	[1]
	Pre- substitution	[2]	Post- substitution				Pre- substitution	[2]	Post- substitution
A-IRB (CHF million)
PD/LGD
Sovereigns	83,167		77,037	3,714	297		71,220		68,539	3,567	285
Other institutions	2,306		2,381	532	43		1,875		1,866	388	31
Banks	33,324		38,062	10,608	849		32,676		38,398	10,510	841
Corporates	202,960		204,277	83,192	6,655		174,997		171,965	79,912	6,393
Total institutional	321,757		321,757	98,046	7,844		280,768		280,768	94,377	7,550
Residential mortgage	101,350		101,350	11,117	889		98,800		98,800	10,525	842
Qualifying revolving retail	672		672	238	19		699		699	246	20
Other retail	78,449		78,449	11,509	921		63,056		63,056	11,100	888
Total retail	180,471		180,471	22,864	1,829		162,555		162,555	21,871	1,750
Total PD/LGD	502,228		502,228	120,910	9,673		443,323		443,323	116,248	9,300
Supervisory risk weights (SRW)
Banks	26		26	5	0		27		27	6	1
Corporates	3,516		3,516	2,939	236		998		998	518	41
Total institutional	3,542		3,542	2,944	236		1,025		1,025	524	42
Total SRW	3,542		3,542	2,944	236		1,025		1,025	524	42
Total A-IRB	505,770		505,770	123,854	9,908		444,348		444,348	116,772	9,342
Standardized (CHF million)
Sovereigns	7,306		7,306	453	36		5,497		5,497	79	6
Other institutions	175		175	35	3		245		245	55	5
Banks	319		319	74	6		727		727	301	24
Corporates	115		115	92	7		863		863	501	40
Total institutional	7,915		7,915	654	52		7,332		7,332	936	75
Other retail	184		184	149	12		47		47	21	2
Total retail	184		184	149	12		47		47	21	2
Other exposures	7,704		7,704	2,986	239		6,107		6,107	2,683	214
Total standardized	15,803		15,803	3,789	303		13,486		13,486	3,640	291

Total	521,573		521,573	127,643	10,211		457,834		457,834	120,412	9,633
of which counterparty credit risk [3]	99,099		99,099	25,916	2,073		75,629		75,629	25,282	2,023
1 Calculated as 8% of risk-weighted assets.
2
Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

3 Includes derivatives and securities financing transactions.

Gross credit exposures and risk-weighted assets
	2014			2013
	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets
Gross credit exposures (CHF million)
Loans, deposits with banks and other assets [1]	361,177	337,904	75,807	323,102	319,025	70,693
Guarantees and commitments	61,297	61,307	25,920	59,103	63,849	24,437
Securities financing transactions	35,131	35,399	6,495	30,521	36,949	7,204
Derivatives	63,968	63,666	19,421	45,108	53,307	18,078
Total	521,573	498,276	127,643	457,834	473,130	120,412
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Geographic distribution of gross credit exposures
end of	Switzerland	EMEA	Americas	Asia Pacific	Total
2014 (CHF million)
Loans, deposits with banks and other assets [1]	165,629	86,004	78,004	31,540	361,177
Guarantees and commitments	12,509	14,584	31,931	2,273	61,297
Securities financing transactions	2,182	11,857	16,965	4,127	35,131
Derivatives	6,818	31,675	19,462	6,013	63,968
Total	187,138	144,120	146,362	43,953	521,573
2013 (CHF million)
Loans, deposits with banks and other assets [1]	155,868	77,044	63,758	26,432	323,102
Guarantees and commitments	13,304	16,786	27,089	1,924	59,103
Securities financing transactions	2,349	10,234	15,824	2,114	30,521
Derivatives	3,885	24,311	12,537	4,375	45,108
Total	175,406	128,375	119,208	34,845	457,834
The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Industry distribution of gross credit exposures
end of	Financial institutions	Commercial	Consumer	Public authorities	Total
2014 (CHF million)
Loans, deposits with banks and other assets [1]	10,921	140,659	131,581	78,016	361,177
Guarantees and commitments	6,885	51,319	2,058	1,035	61,297
Securities financing transactions	7,599	23,929	9	3,594	35,131
Derivatives	12,269	41,968	2,928	6,803	63,968
Total	37,674	257,875	136,576	89,448	521,573
2013 (CHF million)
Loans, deposits with banks and other assets [1]	11,872	123,330	120,955	66,945	323,102
Guarantees and commitments	3,387	51,501	2,538	1,677	59,103
Securities financing transactions	6,738	19,650	27	4,106	30,521
Derivatives	10,726	23,963	1,980	8,439	45,108
Total	32,723	218,444	125,500	81,167	457,834
Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures
end of	within 1 year	[1]	within 1-5 years	Thereafter	Total
2014 (CHF million)
Loans, deposits with banks and other assets [2]	204,879		105,497	50,801	361,177
Guarantees and commitments	19,514		39,686	2,097	61,297
Securities financing transactions	34,690		434	7	35,131
Derivatives	22,420		18,940	22,608	63,968
Total	281,503		164,557	75,513	521,573
2013 (CHF million)
Loans, deposits with banks and other assets [2]	186,323		90,024	46,755	323,102
Guarantees and commitments	23,060		34,546	1,497	59,103
Securities financing transactions	30,170		336	15	30,521
Derivatives	15,239		17,003	12,866	45,108
Total	254,792		141,909	61,133	457,834
1 Includes positions without agreed residual contractual maturity.
2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Portfolios subject to PD/LGD approach
Rating models
The majority of the credit rating models used in Credit Suisse are developed internally by Credit Analytics, a specialized unit in Credit Risk Management (CRM). These models are independently validated by Model Risk Management team prior to use in the Basel III regulatory capital calculation, and thereafter on a regular basis. Credit Suisse also use models purchased from recognized data and model providers (e.g. credit rating agencies). These models are owned by Credit Analytics and are validated internally and follow the same governance process as models developed internally.
All new or material changes to rating models are subject to a robust governance process. Post development and validation of a rating model or model change, the model is taken through a number of committees where model developers, validators and users of the models discuss the technical and regulatory aspects of the model. The relevant committees opine on the information provided and decide to either approve or reject the model or model change. The ultimate decision making committee is the Risk Processes and Standards Committee (RPSC). The responsible Executive Board Member for the RPSC is the Chief Risk Officer. The RPSC sub-group responsible for rating models is the Credit Model Steering Committee (CMSC). RPSC or CMSC also review and monitor the continued use of existing models on an annual basis.

The following table provides an overview of the main PD and LGD models used by Credit Suisse. It reflects the portfolio segmentation from a credit risk model point of view, showing the risk-weighted assets, type and number of the most significant models, and the loss period available for model development by portfolio. As the table follows an internal risk segmentation and captures the most significant models only, these figures do not match regulatory asset class or other A-IRB based segmentation.
Main PD and LGD models used by Credit Suisse
				PD		LGD
Portfolio	Asset class	Risk-weighted assets (in CHF billion)	Number of years loss data	No. of models	Model comment	No. of models	Model comment
							Statistical and hybrid models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors with granularity enhancements by public research and expert judgement
Corporates	Corporates, retail	39.0	>15 years	5	Statistical scorecards using e.g. balance sheet, profit & loss data and qualitative factors	3
Banks and other financial institutions	Banks, corporates	7.6	>30 years	2	Statistical scorecard and constrained expert judgement using e.g. balance sheet, profit & loss data and qualitative factors
Funds	Corporates	15.4	>10 years	5	Statistical scorecards using e.g. net asset value, volatility of returns and qualitative factors
							Statistical model using e.g. counterparty segmentation, collateral types and amounts
Residential mortgages	Retail	6.6	>10 years	1	Statistical scorecard using e.g. loan-to-value, affordability, assets and qualitative factors	1
Income producing real estate	Specialized lending, retail	12.1	>10 years	2	Statistical scorecards using e.g. loan-to-value, debt service coverage and qualitative factors
Commodity traders	Corporates, specialized lending	3.7	>10 years	1	Statistical scorecard using e.g. volume, liquidity and duration of financed commodity transactions
Sovereign and public entities	Sovereign, corporates	2.7	>10 years	3	Statistical scorecards and constrained expert judgement using e.g. GDP, financials and qualitative factors	2	Statistical models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors
Ship finance	Specialized lending	2.2	>10 years	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage
Lombard	Retail	6.7	>10 years	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes
Model development
The techniques to develop models are carefully selected by Credit Analytics to meet industry standards in the banking industry as well as regulatory requirements. The models are developed to exhibit “through-the-cycle” characteristics, reflecting a probability of default in a 12 month period across the credit cycle.
All models have clearly defined model owners who have primary responsibility for development, enhancement, review, maintenance and documentation. The models have to pass statistical performance tests, where feasible, followed by usability tests by designated CRM experts to proceed to formal approval and implementation. The development process of a new model is thoroughly documented and foresees a separate schedule for model updates.
The level of calibration of the models is based on a range of inputs, including internal and external benchmarks where available. Additionally, the calibration process ensures that the estimated calibration level accounts for variations of default rates through the economic cycle and that the underlying data contains a representative mix of economic states. Conservatism is incorporated in the model development process to compensate for any known or suspected limitations and uncertainties.
Model validation
Model validation for risk capital models is performed by the Model Risk Management function. Model governance is subject to clear and objective internal standards as outlined in the Model Risk Management policy and the Risk Model Validation Policy. The governance framework ensures a consistent and meaningful approach for the validation of models in scope across the bank. All models whose outputs fall into the scope of the Basel internal model framework are subject to full independent validation. Externally developed models are subject to the same governance and validation standards as internal models.
The governance process requires each in scope model to be validated and approved before go-live; the same process is followed for material changes to an existing model. Existing models are subject to an ongoing governance process which requires each model to be periodically validated and the performance to be monitored annually. The validation process is a comprehensive quantitative and qualitative assessment with goals that include:
– to confirm that the model remains conceptually sound and the model design is suitable for its intended purpose;
– to verify that the assumptions are still valid and weaknesses and limitations are known and mitigated;
– to determine that the model outputs are accurate compared to realized outcome;
– to establish whether the model is accepted by the users and used as intended with appropriate data governance;
– to check whether a model is implemented correctly;
– to ensure that the model is fully transparent and sufficiently documented.
To meet these goals, models are validated against a series of quantitative and qualitative criteria. Quantitative analyses may include a review of model performance (comparison of model output against realized outcome), calibration accuracy against the longest time series available, assessment of a model’s ability to rank order risk and performance against available benchmarks. Qualitative assessment typically includes a review of the appropriateness of the key model assumptions, the identification of the model limitations and their mitigation, and ensuring appropriate model use. The modeling approach is re-assessed in light of developments in the academic literature and industry practice.
Results and conclusions are presented to senior risk management including the RPSC; shortcomings and required improvements identified during validation must be remediated within an agreed deadline. The Model Risk Management function is independent of model developers and users and has the final say on the content of each validation report.
Stress testing of parameters
The potential biases in PD estimates in unusual market conditions are accounted for by the use of long run average estimates. Credit Suisse additionally uses stress-testing when back-testing PD models. When predefined thresholds are breached during back-testing, a review of the calibration level is undertaken. For LGD/CCF calibration stress testing is applied in defining Downturn LGD/CCF values, reflecting potentially increased losses during stressed periods.
Descriptions of the rating processes
All counterparties that Credit Suisse is exposed to are assigned an internal credit rating. The rating is assigned at the time of initial credit approval and subsequently reviewed and updated on an ongoing basis. Rating determination is based on relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty which is used by CRM by employing a quantitative model which incorporates expert judgement through a well governed model override process in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.
Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the Investment Banking division)
Where rating models are used, the models are an integral part of the rating process, and the outputs from the models are complemented with other relevant information by credit officers via a robust model-override framework where information not captured by the models is taken into account by experienced credit officers. In addition to the information captured by the rating models, credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts to complement the model ratings. This analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Where rating models are not used the assignment of credit ratings is based on a well-established expert judgment based process which captures key factors specific to the type of counterparty.
For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).
Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the Private Banking & Wealth Management division)
For corporates managed on the Swiss platform and mortgage lending, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating. Collateral loans, which form the largest part of “other retail”, are treated according to Basel III rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.
The internal rating grades are mapped to the Credit Suisse Internal Masterscale. The PDs assigned to each rating grade are reflected in the following table.
Credit Suisse counterparty ratings
Ratings	PD bands (%)	Definition	S&P	Fitch	Moody's	Details
AAA	0.000 - 0.021	Substantially risk free	AAA	AAA	Aaa	Extremely low risk, very high long-term stability, still solvent under extreme conditions
AA+ AA AA-	0.021 - 0.027 0.027 - 0.034 0.034 - 0.044	Minimal risk	AA+ AA AA-	AA+ AA AA-	Aa1 Aa2 Aa3	Very low risk, long-term stability, repayment sources sufficient under lasting adverse conditions, extremely high medium-term stability
A+ A A-	0.044 - 0.056 0.056 - 0.068 0.068 - 0.097	Modest risk	A+ A A-	A+ A A-	A1 A2 A3	Low risk, short- and mid-term stability, small adverse developments can be absorbed long term, short- and mid-term solvency preserved in the event of serious difficulties
BBB+ BBB BBB-	0.097 - 0.167 0.167 - 0.285 0.285 - 0.487	Average risk	BBB+ BBB BBB-	BBB+ BBB BBB-	Baa1 Baa2 Baa3	Medium to low risk, high short-term stability, adequate substance for medium-term survival, very stable short term
BB+ BB BB-	0.487 - 0.839 0.839 - 1.442 1.442 - 2.478	Acceptable risk	BB+ BB BB-	BB+ BB BB-	Ba1 Ba2 Ba3	Medium risk, only short-term stability, only capable of absorbing minor adverse developments in the medium term, stable in the short term, no increased credit risks expected within the year
B+ B B-	2.478 - 4.259 4.259 - 7.311 7.311 - 12.550	High risk	B+ B B-	B+ B B-	B1 B2 B3	Increasing risk, limited capability to absorb further unexpected negative developments
CCC+ CCC CCC- CC	12.550 - 21.543 21.543 - 100.00 21.543 - 100.00 21.543 - 100.00	Very high risk	CCC+ CCC CCC- CC	CCC+ CCC CCC- CC	Caa1 Caa2 Caa3 Ca	High risk, very limited capability to absorb further unexpected negative developments
C D1 D2	100 Risk of default has materialized	Imminent or actual loss	C D	C D	C	Substantial credit risk has materialized, i.e. counterparty
is distressed and/or non-performing. Adequate specific
provisions must be made as further adverse developments
will result directly in credit losses.
Transactions rated C are potential problem loans; those rated D1 are non-performing assets and those rated D2 are non-interest earning.
Use of internal ratings
Internal ratings play an essential role in the decision-making and the credit approval processes. The portfolio credit quality is set in terms of the proportion of investment and non-investment grade exposures. Investment/non-investment grade is determined by the internal rating assigned to a counterparty.
Internal counterparty ratings (and associated PDs), transaction ratings (and associated LGDs) and CCF for loan commitments are inputs to risk-weighted assets and Economic Risk Capital (ERC) calculations. Model outputs are the basis for risk-adjusted-pricing or assignment of credit competency levels.
The internal ratings are also integrated into the risk management reporting infrastructure and are reviewed in senior risk management committees. These committees include the Chief Executive Officer, Chief Credit Officer (CCO), Regional CCO, RPSC and Capital Allocation Risk Management Committee (CARMC).
To ensure ratings are assigned in a robust and consistent basis, the Global Risk Review Function (GRR) perform periodic portfolio reviews which cover, amongst other things:
– accuracy and consistency of assigned counterparty/transaction ratings;
– transparency of rating justifications (both the counterparty rating and transaction rating);
– quality of the underlying credit analysis and credit process;
– adherence to Credit Suisse policies, guidelines, procedures, and documentation checklists.
The GRR function is an independent control function within the CRM which reports to the head of Global Credit Control.

Institutional credit exposures by counterparty rating under PD/LGD approach
end of 2014	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	33,353	5.56	0.79		21
AA	36,154	6.36	1.72		137
A	1,185	38.52	14.36		–
BBB	5,349	44.82	29.03		2
BB	711	26.91	56.96		–
B or lower	281	42.48	173.03		–
Default (net of specific provisions)	4	–	–		–
Total credit exposure	77,037	–	–		160
Exposure-weighted average CCF (%) [2]	99.79	–	–		–
Other institutions
AAA	–	–	–		–
AA	1,538	45.21	10.82		227
A	174	40.42	16.81		39
BBB	536	43.41	38.93		101
BB	47	43.73	75.48		6
B or lower	86	27.37	72.76		4
Default (net of specific provisions)	–	–	–		–
Total credit exposure	2,381	–	–		377
Exposure-weighted average CCF (%) [2]	75.27	–	–		–
Banks
AAA	–	–	–		–
AA	7,577	51.00	11.75		930
A	20,779	51.76	17.85		2,599
BBB	6,603	45.39	41.00		278
BB	2,364	49.70	77.06		74
B or lower	587	40.17	124.04		46
Default (net of specific provisions)	152	–	–		–
Total credit exposure	38,062	–	–		3,927
Exposure-weighted average CCF (%) [2]	94.46	–	–		–
Corporates
AAA	–	–	–		–
AA	46,771	48.29	12.97		8,522
A	46,692	38.79	16.28		10,783
BBB	49,069	35.93	34.05		10,280
BB	43,584	33.60	67.54		6,515
B or lower	17,312	30.47	102.92		6,181
Default (net of specific provisions)	849	–	–		20
Total credit exposure	204,277	–	–		42,301
Exposure-weighted average CCF (%) [2]	75.87	–	–		–
Total institutional credit exposure	321,757	–	–		46,765
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)
end of 2013	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	27,171	6.01	0.93		19
AA	33,173	6.41	1.79		79
A	925	43.53	13.25		30
BBB	6,431	46.95	24.86		1
BB	185	34.98	68.09		3
B or lower	376	29.24	104.84		–
Default (net of specific provisions)	278	–	–		–
Total credit exposure	68,539	–	–		132
Exposure-weighted average CCF (%) [2]	99.77	–	–		–
Other institutions
AAA	–	–	–		–
AA	1,084	41.30	10.12		448
A	147	44.16	14.58		63
BBB	499	41.08	28.96		134
BB	44	43.11	69.47		8
B or lower	92	18.33	64.35		1
Default (net of specific provisions)	–	–	–		–
Total credit exposure	1,866	–	–		654
Exposure-weighted average CCF (%) [2]	57.40	–	–		–
Banks
AAA	–	–	–		–
AA	6,883	48.74	11.10		894
A	20,843	48.72	17.32		2,010
BBB	6,458	40.23	35.46		294
BB	3,512	38.67	72.19		144
B or lower	553	34.23	102.64		16
Default (net of specific provisions)	149	–	–		–
Total credit exposure	38,398	–	–		3,358
Exposure-weighted average CCF (%) [2]	93.63	–	–		–
Corporates
AAA	–	–	–		–
AA	32,560	46.10	11.57		6,655
A	32,436	42.23	18.57		8,851
BBB	46,770	37.54	36.27		11,283
BB	43,171	35.82	66.58		5,056
B or lower	15,927	35.40	117.94		5,113
Default (net of specific provisions)	1,101	–	–		8
Total credit exposure	171,965	–	–		36,966
Exposure-weighted average CCF (%) [2]	76.33	–	–		–
Total institutional credit exposure	280,768	–	–		41,110
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach
end of 2014	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	95,468	15.74	8.46		1,298
0.15%-0.30%	3,695	28.75	29.50		102
0.30%-1.00%	1,820	28.97	52.53		26
1.00% and above	148	24.98	100.87		–
Defaulted (net of specific provisions)	219	–	–		1
Total credit exposure	101,350	–	–		1,427
Exposure-weighted average CCF (%) [2]	97.94	–	–		–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–
0.15%-0.30%	–	–	–		–
0.30%-1.00%	491	50.00	23.35		–
1.00% and above	180	20.00	60.59		–
Defaulted (net of specific provisions)	1	–	–		–
Total credit exposure	672	–	–		–
Exposure-weighted average CCF (%) [2]	99.98	–	–		–
Other retail
0.00%-0.15%	72,559	53.58	10.55		1,192
0.15%-0.30%	924	60.79	31.91		73
0.30%-1.00%	2,406	44.30	48.46		73
1.00% and above	2,407	46.39	65.96		48
Defaulted (net of specific provisions)	153	–	–		3
Total credit exposure	78,449	–	–		1,389
Exposure-weighted average CCF (%) [2]	94.91	–	–		–
Total retail credit exposure	180,471	–	–		2,816
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)
end of 2013	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	91,837	15.83	7.82		1,195
0.15%-0.30%	4,355	29.06	29.31		145
0.30%-1.00%	2,226	28.71	49.38		45
1.00% and above	162	23.87	91.49		–
Defaulted (net of specific provisions)	220	–	–		1
Total credit exposure	98,800	–	–		1,386
Exposure-weighted average CCF (%) [2]	97.89	–	–		–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–
0.15%-0.30%	–	–	–		–
0.30%-1.00%	515	50.00	23.35		–
1.00% and above	183	20.00	60.59		–
Defaulted (net of specific provisions)	1	–	–		–
Total credit exposure	699	–	–		–
Exposure-weighted average CCF (%) [2]	99.98	–	–		–
Other retail
0.00%-0.15%	57,924	54.15	13.42		1,218
0.15%-0.30%	503	47.03	29.61		60
0.30%-1.00%	2,284	39.25	46.02		111
1.00% and above	2,143	40.79	60.44		41
Defaulted (net of specific provisions)	202	–	–		2
Total credit exposure	63,056	–	–		1,432
Exposure-weighted average CCF (%) [2]	93.68	–	–		–
Total retail credit exposure	162,555	–	–		2,818
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.
Loss analysis – regulatory expected loss vs. cumulative actual loss
The following table shows the regulatory expected loss as of the beginning of the years compared with the cumulative actual loss incurred during the year ended December 31, 2014 and 2013, respectively, for those portfolios where credit risk is calculated using the IRB approach.
Analysis of expected loss vs. cumulative actual loss
	2014		2013
	Expected loss (beginning of year)	Cumulative actual loss	Expected loss (beginning of year)	Cumulative actual loss
Losses (CHF million)
Sovereigns	13	0	13	108
Banks	275	221	360	226
Other institutions	2	260	4	163
Corporates [1]	1,496	903	1,297	965
Residential mortgages	93	23	108	42
Other retail (including qualifying revolving retail)	315	272	322	324
Total losses	2,194	1,679	2,104	1,828
1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach.

Regulatory expected loss
Regulatory expected loss is a Basel III measure based on Pillar 1 metrics which is an input to the capital adequacy calculation. Regulatory expected loss can be seen as an expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment. For non-defaulted assets, regulatory expected loss is calculated using PD and downturn estimates of LGD and CCF. For the calculation of regulatory expected loss for defaulted accrual accounted assets, PD is 100% and LGD is based on an estimate of likely recovery levels for each asset.
Cumulative actual loss
Cumulative actual loss comprises two parts: the opening impairment balance and the net specific impairment losses for loans held at amortized cost and actual value charges providing an equivalent impairment measure for both fair value loans and counterparty exposures as if these were loans held at amortized cost (excluding any realized CDS gains). The actual value charges may not necessarily be the same as the fair value movements recorded through the consolidated statements of operations.
Cumulative actual loss can also include charges against assets that were originated during the year and were therefore outside of the scope of the regulatory expected loss calculated at the beginning of the year. Cumulative actual loss does not include the effects on the impairment balance of amounts written off during the year.
The average cumulative actual loss over the last two years is below the expected loss estimates reflecting a level of conservatism in the corporate and residential mortgage rating models. The Other Retail asset class models were recalibrated upwards in 2013 resulting in a higher expected loss as of the year end.
The following table presents the components of the cumulative actual loss.
Cumulative actual loss
	2014				2013
	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss
CHF million
Sovereigns	77	0	(77)	0	196	0	(88)	108
Banks	221	0	0	221	220	0	6	226
Other institutions	187	(3)	76	260	166	1	(4)	163
Corporates [1]	611	124	168	903	779	89	97	965
Residential mortgages	25	(2)	0	23	38	4	0	42
Other retail	196	76	0	272	241	83	0	324
Total	1,317	195	167	1,679	1,640	177	11	1,828
1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach.
Credit Model Performance – estimated vs. actual
The following tables present the estimated and actual PD, LGD and CCF for assets under the IRB approach. They represent multi-year averages and, hence, are not intended to predict outcomes in any particular year, and cannot be regarded as predictions of the corresponding actual reported results.
Estimated PD, LGD and CCF are taken from each model and then mapped to the regulatory asset class. In the tables below, the comparison between actual and estimated parameters is derived from the latest available internal multi-year model development and calibration data. Disclosed numbers are not directly comparable to previous years due to extension of the covered period.
Analysis of expected credit model performance vs. actual results – Private Banking & Wealth Management
	PD of total portfolio (%)		LGD of defaulted assets (%)
	Estimated	Actual	Estimated	Actual
Corporates	0.75	0.43	38	29
Residential mortgages	0.40	0.14	16	9
Other retail
Lombard	0.09	0.07	58	26
Other	2.33	2.25	31	24
CCF of defaulted assets only disclosed on a total Private Banking & Wealth Management basis. Estimated CCF: 27%; actual CCF: 16%.

Analysis of expected credit model performance vs. actual results – Investment Banking
	PD of total portfolio (%)		LGD of defaulted assets (%)		CCF of defaulted assets (%)
	Estimated	Actual	Estimated	Actual	Estimated	Actual
Sovereigns	1.50	0.48	52	34	–	–
Banks	1.57	0.58	50	21	65	50
Corporates and other institutions	2.22	1.74	36	32	64	45
Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.
Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (listed equity and all other equity positions). From January 1, 2014, the risk weighting for private equity positions was increased to 400%, in line with the treatment applied to other equity positions.
Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands
end of	Standardized approach	SRW	Equity IRB Simple	Total
2014 (CHF million)
0%	11,436	43	0	11,479
>0%-50%	832	445	0	1,277
>50%-100%	3,535	2,951	0	6,486
>100%-200%	0	3	0	3
>200%-400%	0	100	3,834	3,934
Total	15,803	3,542	3,834	23,179
2013 (CHF million)
0%	8,699	131	0	8,830
>0%-50%	1,592	607	0	2,199
>50%-100%	3,195	287	0	3,482
>100%-200%	0	0	1,562	1,562
>200%-400%	0	0	1,871	1,871
Total	13,486	1,025	3,433	17,944

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 156 to 158) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk and to “Note 1 – Summary of significant accounting policies” (pages 241 to 242) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for information on policies and procedures for on- and off-balance sheet netting.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” (pages 277 to 280) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the offsetting of derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions.
Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the Private Banking & Wealth Management mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal policies and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.
Primary types of collateral
The primary types of collateral are described below.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes:
– Cash and US Treasury instruments; and
– G-10 government securities.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of Private Banking & Wealth Management clients (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.

Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.
Concentrations in our Private Banking & Wealth Management lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.
> Refer to “Credit risk” (pages 152 to 153) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information on risk mitigation.
Credit risk mitigation used for A-IRB and standardized approaches
end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees/ credit derivatives
2014 (CHF million)
Sovereigns	711	0	6,823
Other institutions	3	103	96
Banks	1,684	0	1,025
Corporates	6,761	34,408	17,951
Residential mortgages	3,817	81,933	45
Other retail	66,347	4,325	244
Total	79,323	120,769	26,184
2013 (CHF million)
Sovereigns	345	0	3,100
Other institutions	10	136	97
Banks	2,611	0	994
Corporates	4,119	31,206	16,088
Residential mortgages	3,750	79,453	52
Other retail	51,816	3,436	233
Total	62,651	114,231	20,564
Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).
Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Potential exposure means the possible future value that would be lost upon default of the counterparty on a particular future date, and is taken as a high percentile of a distribution of possible exposures computed by our internal exposure models. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.
> Refer to “Credit risk” (pages 152 to 160) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information on counterparty credit risk, including transaction rating, credit approval process and provisioning.
Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.
Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).
Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk are applied a conservative treatment for the purpose of calculating exposure profiles. The wrong-way risk framework applies to OTC, securities financing transactions and centrally cleared trades.
Wrong-way risk arises if the exposure the Group has against a counterparty is expected to be high when the probability of default of that counterparty is also high. Wrong-way risk can affect the exposure against a counterparty in two ways:
– The mark-to-market of a trade can be large if the counterparty’s PD is high.
– The value of collateral pledged by that counterparty can be low if the counterparty’s PD is high.
Two main types of wrong-way risk are distinguished:
– “General wrong-way risk” arises when the likelihood of default by counterparties is positively correlated with general market risk factors.
– “Specific wrong-way risk” arises when potential exposure to a specific counterparty is positively correlated with the counterparty’ probability of default due to the nature of the transactions with the counterparty.
There are two variants of specific wrong-way risk:
– If there is a legal connection between the counterparty and the exposure, e.g. the Group buying a put from a counterparty on shares of that counterparty or a parent/subsidiary of that counterparty or a counterparty pledging its own shares or bonds as collateral.
– More general correlation driven specific wrong-way risk.
The presence of wrong-way risk is detected via automated checks for legal connection and via means of stress scenarios and historical time series analyses for correlation.
For those instances where a material wrong-way risk presence is detected, limit utilization and default capital are accordingly adjusted.
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be identified and corrective action taken in the case of heightened concern by CRM. Reporting occurs at various levels:
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. Exposures that exhibit wrong-way characteristics are given higher risk weighting versus non-correlated transactions, resulting in a greater amount of country limit usage for these trades.
– Counterparty exposure reporting – Transactions that contain wrong-way risk are risk-weighted as part of the daily exposure calculation process, as defined in the credit analytics exposure methodology document. This ensures that correlated transactions utilize more credit limit.
– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capturing correlated repurchase and foreign exchange transactions. This information is reviewed by relevant CRM credit officers.
– Scenario risk reporting – In order to identify areas of potential wrong-way risk within the portfolio, a set of defined scenarios are run monthly by Risk Analytics and Reporting. The scenarios are determined by CRM and involve combining existing scenario drivers with specific industries to determine where portfolios are sensitive to these stressed parameters, e.g. construction companies / rising interest rates.
– Scenario analysis is also produced for hedge funds which are exposed to particular risk sensitivities and also may have collateral concentrations due to a specific direction and strategy.
– In addition, and where required, CRM may prepare periodic trade level scenario analysis, in order to review the risk drivers and directionality of the exposure to a counterparty.
The Front Office is responsible for identifying and escalating trades that could potentially give rise to wrong-way risk.
Any material wrong-way risk at portfolio or trade level should be escalated to senior CRM executives and risk committees.
Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.
> Refer to “Credit ratings” (page 107) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2014 for further information on the effect of a one, two or three notch downgrade as of December 31, 2014.
The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.
> Refer to “Liquidity and funding management” (pages 100 to 107) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.
As of the end of 2014, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Derivative instruments” (pages 156 to 158) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2014 for further information on derivative instruments, including counterparties and their creditworthiness.
> Refer to “Note 31 – Derivative and hedging activities” (pages 303 to 308) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the fair value of derivative instruments and the distribution of current credit exposures by types of credit exposures.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” (pages 277 to 280) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on netting benefits, netted current credit exposures, collateral held and net derivatives credit exposure.
Derivative exposure at default after netting
end of	2014	2013
Derivative exposure at default (CHF million)
Internal models method	53,802	37,755
Current exposure method	10,166	7,353
Total derivative exposure	63,968	45,108
Collateral used for risk mitigation
end of	2014	2013
Collateral used for risk mitigation for the internal models method (CHF million)
Financial collateral - cash / securities	32,463	24,911
Other eligible IRB collateral	723	407
Total collateral used for the internal models method	33,186	25,318
Collateral used for risk mitigation for the current exposure method (CHF million)
Financial collateral - cash / securities	4,077	2,489
Other eligible IRB collateral	589	277
Total collateral used for the current exposure method	4,666	2,766
Credit derivatives that create exposures to counterparty credit risk (notional value)
	2014		2013
end of	Protection bought	Protection sold	Protection bought	Protection sold
Credit derivatives that create exposures to counterparty credit risk (CHF billion)
Credit default swaps	619.0	570.3	717.4	675.6
Total return swaps	12.5	0.1	7.3	0.1
Other credit derivatives	65.8	19.8	60.7	22.2
Total	697.3	590.2	785.4	697.9

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans
end of	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total allowances	Impaired loans with specific allowances	Impaired loans without specific allowances	Total impaired loans
2014 (CHF million)
Switzerland	451	170	621	1,051	69	1,120
EMEA	11	8	19	72	17	89
Americas	78	33	111	174	7	181
Asia Pacific	0	7	7	0	0	0
Total	540	218	758	1,297	93	1,390
2013 (CHF million)
Switzerland	531	174	705	1,142	68	1,210
EMEA	21	15	36	39	1	40
Americas	56	20	76	180	8	188
Asia Pacific	46	6	52	51	0	51
Total	654	215	869	1,412	77	1,489
The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.
Changes in the allowances for impaired loans
	2014			2013
in	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total
Changes in the allowances for impaired loans (CHF million)
Balance at beginning of period	654	215	869	696	226	922
Change in scope of consolidation	0	0	0	(1)	0	(1)
Net additions/(releases) charged to income statement	142	3	145	175	(9)	166
Gross write-offs	(349)	0	(349)	(286)	0	(286)
Recoveries	41	0	41	54	0	54
Net write-offs	(308)	0	(308)	(232)	0	(232)
Provisions for interest	20	0	20	26	0	26
Foreign currency translation impact and other adjustments, net	32	0	32	(10)	(2)	(12)
Balance at end of period	540	218	758	654	215	869
> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 243 to 245) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on definitions of past due and impaired loans.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” (pages 266 to 269) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel III IRB and standardized approaches to securitization exposures.
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” (pages 314 to 322) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and methods and key assumptions applied in valuing positions retained/purchased.
A traditional securitization is a structure where an underlying pool of assets is sold to an SPE which pays for the assets by issuing tranched securities collateralized by the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of assets is transferred, in whole or in part, through the use of credit derivatives or guarantees that may serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.
The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.
The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. senior, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.
In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, asset-backed securities (ABS) and collateralized debt obligation (CDO) transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.
There are no instances where the Group has applied credit risk mitigation approaches to banking book securitization or re-securitization exposures.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book
	On-balance sheet		Off-balance sheet
end of	Traditional	Synthetic	Traditional	Synthetic	Total
2014 (CHF million)
Commercial mortgages	248	0	0	0	248
Residential mortgages	912	0	0	0	912
CDO/CLO	3,638	20,868	0	0	24,506
Other ABS	694	1	17,803	0	18,498
Total	5,492	20,869	17,803	0	44,164
2013 (CHF million)
Commercial mortgages	739	0	0	0	739
Residential mortgages	2	0	0	0	2
CDO/CLO	3,631	27,635	0	0	31,266
Other ABS	584	1	15,736	0	16,321
Total	4,956	27,636	15,736	0	48,328
Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.
The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel III Securitization Framework and where the Group continues to retain at least some interests.
Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book
end of	2014				2013
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	2,631	0	2,631	0	3,470	0	3,470
Residential mortgages	0	29	0	29	0	0	0	0
CDO/CLO	373	485	25,086	25,944	380	974	30,620	31,974
Other ABS	7,166	2,025	0	9,191	9,654	1,031	0	10,685
Total	7,539	5,170	25,086	37,795	10,034	5,475	30,620	46,129
of which retained interests				28,391				38,084

Losses related to securitizations recognized during the period – banking book
	Traditional		Synthetic
in	Sponsor	Other role	Other role	Total
2014 (CHF million)
Commercial mortgages	0	8	0	8
CDO/CLO	0	0	22	22
Total	0	8	22	30
2013 (CHF million)
Commercial mortgages	0	8	0	8
CDO/CLO	0	0	20	20
Total	0	8	20	28
Impaired or past due assets securitized – banking book
end of	2014				2013
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	2,316	0	2,316	0	3,217	0	3,217
CDO/CLO	0	40	171	211	0	0	763	763
Total	0	2,356	171	2,527	0	3,217	763	3,980
Securitization and re-securitization exposures by regulatory capital approach – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2014 (CHF million)
Ratings-based approach (RBA)	11,792	2,495	8,171	4,592	19,963	7,087
Supervisory formula approach (SFA)	23,234	4,717	88	45	23,322	4,762
Total advanced approaches	35,026	7,212	8,259	4,637	43,285	11,849
Standardized approach [1]	879	761	0	0	879	761
Total	35,905	7,973	8,259	4,637	44,164	12,610
2013 (CHF million)
Ratings-based approach (RBA)	6,933	2,475	10,677	4,436	17,610	6,911
Supervisory formula approach (SFA)	29,418	6,175	1,300	1,849	30,718	8,024
Total advanced approaches	36,351	8,650	11,977	6,285	48,328	14,935
Total	36,351	8,650	11,977	6,285	48,328	14,935
1 Positions under the standardized approach are risk weighted at >50%-100%.

Securitization and re-securitization exposures under RBA by rating grade – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2014 (CHF million)
AAA	6,578	490	7,619	2,333	14,197	2,823
AA	1,987	172	150	64	2,137	236
A	2,979	403	102	70	3,081	473
BBB	86	57	111	266	197	323
BB	16	80	91	629	107	709
B or lower or unrated	146	1,293	98	1,230	244	2,523
Total	11,792	2,495	8,171	4,592	19,963	7,087
2013 (CHF million)
AAA	2,906	219	10,127	3,130	13,033	3,349
AA	1,389	121	189	80	1,578	201
A	2,405	489	133	92	2,538	581
BBB	74	53	133	318	207	371
BB	49	199	67	463	116	662
B or lower or unrated	110	1,394	28	353	138	1,747
Total	6,933	2,475	10,677	4,436	17,610	6,911
Securitization and re-securitization exposures under SFA by risk weight band – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2014 (CHF million)
0%-10%	8,425	625	0	0	8,425	625
>10%-50%	14,330	2,670	46	9	14,376	2,679
>50%-100%	322	181	42	36	364	217
>100%-650%	65	106	0	0	65	106
>650%-1250%	92	1,135	0	0	92	1,135
Total	23,234	4,717	88	45	23,322	4,762
2013 (CHF million)
0%-10%	27,624	4,765	0	0	27,624	4,765
>10%-50%	1,450	706	874	193	2,324	899
>50%-100%	106	81	0	0	106	81
>100%-650%	73	198	342	734	415	932
>650%-1250%	165	425	84	922	249	1,347
Total	29,418	6,175	1,300	1,849	30,718	8,024

Securitization activity
Within Investment Banking the Group synthetically securitized a CHF 4.5 billion portfolio of commercial loan exposure and CHF 4.9 billion of counterparty exposure (categorized as CDO/CLO - synthetic).
The following table represents new securitization activity during the period.
Securitization activity – banking book
in	2014		2013
	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CDO/CLO - traditional	0	0	380	0
CDO/CLO - synthetic	9,362	0	6,292	0
Other ABS - traditional	0	0	206	0
Total	9,362	0	6,878	0
Securitization subject to early amortization
The aggregate outstanding amount of securitized revolving retail exposures is CHF 857 million, of which CHF 274 million represents the originator’s interest and CHF 583 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the ratings-based approach are CHF 5 million and CHF 7 million, respectively.
Other information
As of December 31, 2014, the Group intends to synthetically securitize a portfolio of small and medium size enterprise loans of approximately CHF 5.0 billion. There is no difference in the valuation of positions intended to be securitized.
Equity type securities in the banking book
Overview
The classification of our equity type securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.
Most of our equity type securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book except for significant investments in BFI entities that are subject to a threshold treatment as outlined in “Exposures below 15% threshold” in section “Capital” on page 11, risk weights are determined using the IRB Simple approach based on the equity sub-asset type. Where equity type securities represent non-significant investments in BFI entities, a threshold approach is applied, that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied according to the IRB Simple approach. The main differences are the scope of consolidation (deconsolidation of private equity and other fund type vehicles for capital adequacy purposes), significant investments in BFI entities and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.
Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.
> Refer to “Banking portfolios” (pages 151 to 152) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2014 for further information on risk measurement and management of our banking portfolios.
Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 241 to 242) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for information on valuation and accounting policies of investment securities and trading assets.

Equity type securities in the banking book
end of / in	2014	2013
Equity type securities in the banking book (CHF million)
Balance sheet value of investments at fair value	6,799	8,765
Regulatory exposures at fair value [1]	3,834	3,433
Realized gains/(losses) [2]	214	(189)
Cumulative unrealized gains/(losses) included in CET1 capital [2]	(56)	(258)
1 Primarily privately held.
2 Gains/(losses) are reported gross of tax.
Central counterparties risk
The Group can incur exposure to CCPs as either a clearing member (house or client trades), or clearing through another member. Qualifying CCPs are expected to be subject to best-practice risk management, and sound regulation and oversight to ensure that they reduce risk, both for their participants and for the financial system. Most CCPs are benchmarked against standards issued by the Committee on Payment and Settlement Systems and the Technical Committee of the International Organization of Securities Commissions, herein collectively referred to as “CPSS-IOSCO”.
The existing credit review process includes annual review of qualitative and quantitative factors for all counterparty types, including CCPs. As part of the credit review of each CCP counterparty, CRM conducts due diligence and based on assessment by the Legal and Compliance Department determines whether (i) the CCP is a qualifying CCP and (ii) the collateral posted is considered bankruptcy remote.
The CRM CCP Guidelines provide detailed guidance on how these flags should be assigned against the standards issued by “CPSS-IOSCO”. These include a review of collateral bankruptcy remoteness and that the CCPs holds securities in custody with entities that employ safekeeping procedures and internal controls that fully protect these securities. The review will include analysis of the CCPs policies with respect to account segregation and use of custodians. The determination is made in the context of “Authorization of CCP” (European Market Infrastructure Regulation (EMIR), Article 10) and “Third Countries” (EMIR, Article 23). This information will be appropriately reflected in the risk weightings within the capital calculations.
The Group monitors its daily exposure to the CCP as part of its ongoing limit and exposure monitoring process.

Market risk
General
Market risk is managed under the IMA approach and under the approved securitization methodologies. Validation of the IMA models is performed by the Model Risk Management team, an independent function, and is subject to clear and objective internal standards as outlined in the Validation Policy.
The following table shows risk-weighted assets for all market risk measures including the standardized approach.
> Refer to “Market risk” (pages 136 to 139 and pages 148 to 152) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information on market risk, including information on risk measurement, VaR, risks not in VaR, stress testing and backtesting.
Risk-weighted assets for market risk
end of	2014		2013
Risk-weighted assets for market risk (CHF million)
Total internal models approach	26,469		25,561
of which regulatory VaR	3,225		2,192
of which stressed VaR	11,113		11,716
of which risks not in VaR	7,695		5,333
of which Incremental Risk Charge	4,436		6,010
of which Comprehensive Risk Measure	–	[1]	310
Total standardized measurement method	7,580		13,158
of which ratings-based approach	7,172		12,889
of which other supervisory approaches	408		269
Total advanced approach	34,049		38,719
Total standardized approach	419		414
Total risk-weighted assets for market risk	34,468		39,133
1 In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.
Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]	Compre- hensive Risk Measure	[3]
2014 (CHF million)
Average	22		89		382		–
Minimum	16		60		185		–
Maximum	39		127		679		–
End of period	33		78		332		–
2013 (CHF million)
Average	27		105		420		12
Minimum	15		53		251		4
Maximum	58		226		609		27
End of period	19		126		450		25
All numbers disclosed are spot numbers. Regulatory VaR, stressed VaR and IRC exclude trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period.
2 IRC is based on a 99% confidence level over a one year time horizon.
3 In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.

Securitization risk in the trading book
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” (pages 314 to 322) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities, methods and key assumptions applied in valuing positions retained/purchased and gains/losses relating to RMBS and CMBS securitization activity in 2014.
Roles in connection with trading book securitization
Within its mortgage business there are four key roles that the Group undertakes within securitization markets: issuer, underwriter, market maker and financing counterparty. The Group holds one of the top trading franchises in market making in all major securitized product types and is a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio.
Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.
The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan, and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.
The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued residential mortgage-backed securities (RMBS) securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label mortgage products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.
In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.
The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation.
Both correlation and first-to-default are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools.
Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.
For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).
The Group has also put in place a set of limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.
Re-securitized products in the mortgage business go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.
Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions and will be made in consultation with Risk Management. Every trade has a trading mandate where unusual and material trades require approval under the Group’s pre-trade approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.
In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital.
Affiliated entities
Funds affiliated with the Group may invest in securities issued by other vehicles sponsored by the Group that are engaged in securitization and re-securitization activities. These funds include mutual funds, fund of funds and private equity funds. Standards governing investments in affiliated funds and products have been adopted to address potential conflicts.
Securitization exposures purchased or retained – trading book
	On-balance sheet				Off-balance sheet
	Traditional		Synthetic		Synthetic
end of	Long	Short	Long	Short	Long	Short
2014 (CHF million)
CMBS	3,380	50	0	0	240	493
RMBS	7,104	116	0	0	17	9
CDO/CLO	1,763	0	171	0	2	437
Nth-to-default	0	0	0	215	143	917
Other ABS	879	0	0	0	0	0
Total	13,126	166	171	215	402	1,856
2013 (CHF million)
CMBS	4,095	464	0	0	574	189
RMBS	5,588	73	0	0	71	155
CDO/CLO	1,628	0	0	0	7	1,560
Nth-to-default	0	0	0	0	41	1,198
Other ABS	692	0	522	0	0	0
Total	12,003	537	522	0	693	3,102

Outstanding exposures securitized by the Group - trading book
	Traditional				Synthetic				Total
end of	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]
2014 (CHF million)
CMBS	7,898		26,903		0		0		34,801
RMBS	1,696		88,495		0		0		90,191
Other ABS	0		5,184		0		0		5,184
Total	9,594		120,582		0		0		130,176
2013 (CHF million)
CMBS	7,495		20,219		0		0		27,714
RMBS	2,350		69,601		0		0		71,951
Total	9,845		89,820		0		0		99,665
Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1
Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book
	Exposures securitized		Total
end of	Traditional	Synthetic
2014 (CHF million)
CMBS	50,584	0	50,584
RMBS	55,837	664	56,501
CDO/CLO	6,758	1,698	8,456
Other ABS	766	0	766
Total	113,945	2,362	116,307
2013 (CHF million)
CMBS	49,150	760	49,910
RMBS	48,821	667	49,488
CDO/CLO	12,536	1,581	14,117
Other ABS	23	0	23
Total	110,530	3,008	113,538
Securitization exposures under the Comprehensive Risk Measure
	On-balance sheet		Off-balance sheet
end of	EAD purchased/ retained (long positions)	EAD (short positions)	EAD purchased/ retained (long positions)	EAD (short positions)
2014 (CHF million)
Securitization positions [1]	–	–	–	–
2013 (CHF million)
Securitization positions	0	0	41	1,820
1 In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.

Risk-weighted assets for securitization risk under the Comprehensive Risk Measure
end of	2014	[1]	2013
CHF million
Default risk	–		135
Migration risk	–		198
Correlation risk	–		(23)
Total Comprehensive Risk Measure	–		310
Regulatory risk-weighted assets	–		310
1 In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.
Exposures under standardized measurement method – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2014 (CHF million)
Ratings-based approach (RBA)
CMBS	3,803	1,892	111	43	3,914	1,935
RMBS	6,068	585	280	1,974	6,348	2,559
CDO/CLO	1,292	1,159	455	784	1,747	1,943
Other ABS	880	610	0	125	880	735
Total RBA	12,043	4,246	846	2,926	12,889	7,172
Supervisory formula approach (SFA)
CDO/CLO	302	0	0	0	302	0
Total SFA	302	0	0	0	302	0
Other supervisory approaches
Nth-to-default	1,132	405	0	0	1,132	405
RMBS [1]	4	3	0	0	4	3
Total other supervisory approaches	1,136	408	0	0	1,136	408
Total	13,481	4,654	846	2,926	14,327	7,580
2013 (CHF million)
Ratings-based approach (RBA)
CMBS	4,339	1,265	331	116	4,670	1,381
RMBS	5,374	2,386	227	323	5,601	2,709
CDO/CLO	1,270	993	365	690	1,635	1,683
Other ABS	558	386	657	6,730	1,215	7,116
Total RBA	11,541	5,030	1,580	7,859	13,121	12,889
Supervisory formula approach (SFA)
Total SFA	0	0	0	0	0	0
Other supervisory approaches
Nth-to-default	1,198	224	0	0	1,198	224
RMBS [1]	57	45	0	0	57	45
Total other supervisory approaches	1,255	269	0	0	1,255	269
Total	12,796	5,299	1,580	7,859	14,376	13,158
1 The weighted average approach is applied to these positions.

Securitization and re-securitization exposures under RBA by rating grade – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2014 (CHF million)
AAA	8,594	659	230	49	8,824	708
AA	560	81	72	25	632	106
A	1,152	259	89	70	1,241	329
BBB	1,102	887	72	140	1,174	1,027
BB	404	1,691	27	121	431	1,812
B+ or lower	231	669	356	2,521	587	3,190
Total	12,043	4,246	846	2,926	12,889	7,172
2013 (CHF million)
AAA	8,707	649	490	101	9,197	750
AA	451	55	191	63	642	118
A	794	103	90	132	884	235
BBB	980	729	196	338	1,176	1,067
BB	418	1,639	74	427	492	2,066
B or lower or unrated	191	1,855	539	6,798	730	8,653
Total	11,541	5,030	1,580	7,859	13,121	12,889
Securitization exposures under SFA by risk weight band – trading book
end of	2014		2013
	Securitization exposure		Securitization exposure
	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
CHF million
0%-10%	301	0	0	0
>10%-50%	0	0	0	0
>50%-100%	0	0	0	0
>100%-650%	0	0	0	0
>650%-1250%	1	0	0	0
Total	302	0	0	0
Exposures under other supervisory approaches by risk weight band – trading book
end of	2014		2013
	Securitization exposure		Securitization exposure
	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
CHF million
0%-100%	947	113	1,114	232
>100%-200%	146	177	129	13
>200%-300%	43	118	8	23
>300%-400%	0	0	4	1
Total	1,136	408	1,255	269
Risk weight bands represent the risk weight percentage relevant to the position prior to the application of 80% and partial offsets and capping of shorts to the maximum loss.

Securitization activity – trading book
in	2014		2013
	Original amount of exposures securitized	Recognized gain/(loss) on sale	Original amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CMBS - traditional	6,096	8	11,439	4
RMBS - traditional	32,786	13	21,648	(8)
Total	38,882	21	33,087	(4)
Other information
As of December 31, 2014, the Group holds the following positions with the intent to securitize: agency-guaranteed commercial loans of USD 4.2 billion, agency-guaranteed residential pass-through securities of USD 3.8 billion, residential whole loans of USD 1.3 billion and commercial whole loans of USD 1.7 billion. There is no difference in the valuation of positions intended to be securitized.
Valuation process
The Basel capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.
Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.
Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.
In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.
The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.
Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (page 57) in II – Operating and financial review – Credit Suisse – Information and developments, to “Fair value” (page 93) in II – Operating and financial review – Critical accounting estimates, to “Note 34 – Financial instruments” (pages 322 to 348) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on fair value.
Risk-weighted assets for market risk under the standardized approach
end of	2014	2013
Risk-weighted assets for market risk under the standardized approach (CHF million)
Interest rate risk	0	3
Equity position risk	0	1
Foreign exchange risk	418	409
Precious metals risk	1	1
Total	419	414

Interest rate risk in the banking book
Overview
Credit Suisse monitors and manages interest rate risk in the banking book by established systems, processes and controls. Risk sensitivity figures are provided to estimate the impact of changes in interest rates, which is one of the primary ways in which these risks are assessed for risk management purposes. In addition, Risk Division confirms that the economic impacts of adverse parallel shifts in interest rates of 200 basis points and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level are significantly below the threshold of 20% of eligible regulatory capital used by the regulator to identify banks that potentially run excessive levels of non-trading interest rate risk. Given the low level of interest rate risk in the banking book, Credit Suisse does not have any regulatory requirement to hold capital against this risk.
Major sources of interest rate risk in the banking book
The interest rate risk exposures in the non-trading positions (synonymously used to the term “banking book”) mainly arise from the retail banking activities of the Private Banking & Wealth Management division, the positioning strategy with respect to our replicated non-interest bearing assets and liabilities (including the equity balance) and the outstanding capital instruments. The vast majority of interest rate risk in the banking book is managed by Treasury and Private Banking & Wealth Management on a portfolio basis.
The interest rate risk from retail banking activities results from the transactions with repricing maturities that either are or are not contractually determined. In the former case, positions are transferred to Treasury by individual back-to-back transactions. For most parts of the latter, such as variable rate mortgages and some types of deposits, which do not have a direct link to market rates in their repricing behavior, it is more suitable to manage them on a portfolio basis rather than on individual trade level. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios: Based on the historical behavior of interest rates and volume of these products it assigns the position balance associated with a non-maturing banking product to time bands that are presumed to reflect their empirical repricing maturities. The methodology is based, where reasonably possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing products and an underlying investment or funding portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These allocations to time bands can then be used to evaluate the products’ interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior.
For managing parts of the interest rate risk of the corporate balance sheet with respect to our non-interest bearing assets and liabilities (including the equity balance) Credit Suisse assigns tenors to balance sheet positions that reflect a fair investment or funding profile for the underlying balance sheet items. This strategy is implemented by Treasury and the resulting interest rate risk is measured against a pre-defined benchmark.
Changing market rates give rise to changes in the fair values of the outstanding capital instruments that have been issued for funding of the bank. To some extent, on an individual basis, this risk is being mitigated by using swaps to replace fixed payment obligations into floating ones. In addition to these transactions on individual basis, the residual interest rate risk is also managed holistically by Treasury.
Governance of models and limits
The major part of interest rate risk in the banking book is managed centrally by Treasury and Private Banking & Wealth Management within approved limits using hedging instruments such as interest rate swaps. The Board of Directors defines the risk appetite, i.e. a set of risk limits, for the Group on an annual basis. Limits to the divisions are governed by the CARMC; the divisional Risk Management Committees may assign limits on more granular levels for entities, businesses, books, collections of books. The models used for measuring risk are reviewed and validated by the RPSC, where the frequency depends on the criticality of the model. Operational decisions on the use of the models (e.g. in terms of maximum tenor and allocation of tranches to the time bands in the replicating portfolios) is governed by the CARMC. For interest rate risk in the banking book, Risk Division is responsible for monitoring the limit usage and escalating potential limit breaches.
Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured using a range of tools, including the following key metrics:
– Interest rate sensitivity (DV01): Expresses the linear approximation of the impact on a portfolio’s fair value resulting from a one basis point (0.01%) parallel shift in yield curves, where the approximation tends to be closer to the true change in the portfolio’s fair value for smaller parallel shifts in the yield curve. The DV01 is a transparent and intuitive indicator of linear directional interest rate risk exposure, which does not rely on statistical inference.
– VaR: Statistical indicator of the potential fair value loss, taking into account the observed interest rate moves across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. For risk management purposes, Credit Suisse uses a VaR measure based on a one-day holding period with a 98% confidence level where the considered historical values are time-weighted using a weighting scheme that assigns lower weights to observations further in the past.
– ERC: ERC is a statistical risk indicator representing the capital the bank should hold to support the risks incurred. ERC is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.
– Economic value scenario analysis: Expresses the impact of a pre-defined scenario (e.g. instantaneous changes in interest rates) on a portfolio’s fair value. This metric does not rely on statistical inference.
The measures listed above focus on the impact on a fair value basis, taking into account the present value of all future cash flows associated with the current positions. More specifically, the metrics estimate the impact on the economic value of the current portfolio, ignoring dynamic aspects such as the time schedule of how changes in economic value materialize in P&L (since most non-trading books are not marked-to-market) and the development of the portfolio over time. These measures are complemented by considering an Earnings-at-Risk approach to interest rate risk: For the major part of the banking books, this is accomplished by simulating the development of the net interest income over several years using scenarios of potential changes of the yield curves. This scenario analysis also takes into account the earnings impact originating from fluctuations in short term interest rates, which are regarded as riskless when analyzing the impact on economic value. In addition to the dynamic aspects, this analysis allows to distinguish between the economic and the accounting view.
Monitoring and review
The limits and flags defined by books, collections of books, businesses or legal entities relating to interest rate risk in the banking book are monitored by Risk Division at least on a monthly basis (if deemed necessary or suitable, the monitoring may be as frequent as daily), by using the metrics and methodologies outlined above. In case of breaches, this is escalated to the limit-setting body. Credit Suisse assesses compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. Consistent with regulatory requirements, Risk Division ensures that the fair value impact of this analysis is below the threshold of 20% of eligible regulatory capital in which case there are no requirements to hold additional capital. This analysis is performed for the Group and major legal entities, including the Bank, on a monthly basis.
Risk profile
> Refer to “Banking portfolios” (pages 151 to 152) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2014 for information on the impact of a one basis point parallel increase of the yield curves and an adverse 200 basis point move in yield curves on the fair value of interest rate-sensitive banking book positions.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
Balance sheet
	Balance sheet
end of 2014	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	79,349	77,889
Interest-bearing deposits with banks	1,244	1,904
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208	162,536
Securities received as collateral, at fair value	26,854	26,854
Trading assets, at fair value	241,131	234,719
Investment securities	2,791	2,791
Other investments	8,613	8,488
Net loans	272,551	280,806
Premises and equipment	4,641	4,641
Goodwill	8,644	8,644	a
Other intangible assets	249	249
of which other intangible assets (excluding mortgage servicing rights)	179	179	b
Brokerage receivables	41,629	41,621
Other assets	70,558	51,148
of which tax charges deferred as other assets related to regulatory adjustments	1,436	1,436	c
of which deferred tax assets related to net operating losses	1,814	1,814	d
of which deferred tax assets from temporary differences	4,263	4,263	e
of which defined-benefit pension fund net assets	821	821	f
Total assets	921,462	902,290

Balance sheet (continued)
	Balance sheet
end of 2014	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	26,009	26,707
Customer deposits	369,058	378,109
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119	77,575
Obligation to return securities received as collateral, at fair value	26,854	26,854
Trading liabilities, at fair value	72,655	72,682
Short-term borrowings	25,921	16,536
Long-term debt	177,898	164,437
Brokerage payables	56,977	57,004
Other liabilities	50,970	38,353
Total liabilities	876,461	858,257
of which additional tier 1 instruments, fully eligible	11,170	11,170	g
of which additional tier 1 instruments subject to phase-out	2,472	2,472	h
of which tier 2 instruments, fully eligible	7,008	7,008	i
of which tier 2 instruments subject to phase-out	4,985	4,985	j
Common shares [1]	64	64
Additional paid-in capital [1]	27,007	27,007
Retained earnings	32,083	32,071
Treasury shares, at cost	(192)	(192)
Accumulated other comprehensive income/(loss)	(15,003)	(14,977)
Total shareholders' equity	43,959	43,973
Noncontrolling interests [2]	1,042	60
Total equity	45,001	44,033
Total liabilities and equity	921,462	902,290
1 Eligible as CET1 capital.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on CET1 capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	2014
Eligible capital (CHF million)
Shareholder’s equity (US GAAP)	43,959
Regulatory adjustments	(375)	[1]
Adjustments subject to phase-in	(262)	[2]
CET1 capital	43,322
Additional tier 1 instruments	11,316	[3]
Additional tier 1 instruments subject to phase-out	2,473	[4]
Deductions from additional tier 1 capital	(7,307)	[5]
Additional tier 1 capital	6,482
Total tier 1 capital	49,804
Tier 2 instruments	6,984	[6]
Tier 2 instruments subject to phase-out	4,190
Deductions from tier 2 capital	(227)
Tier 2 capital	10,947
Total eligible capital	60,751
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Additional tier 1 instruments consist of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 80% of goodwill and other intangible assets (CHF 7.1 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Tier 2 instruments consist of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of December 31, 2014. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 2014	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount		Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Adjustment for accounting treatment of defined benefit pension plans	–			–		–	2,423	[2]	(2,423)
Common share capital issued by subsidiaries and held by third parties	–			–		–	52		(52)
Goodwill	8,644	a		(74)	[3]	8,570	(1,714)		(6,856)	[4]
Other intangible assets (excluding mortgage-servicing rights)	179	b		(41)	[5]	138	(28)		(110)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	3,250	c, d		–		3,250	(650)		(2,600)	[6]
Shortfall of provisions to expected losses	–			–		–	(114)		(456)	[7]
Gains and losses due to changes in own credit risk on fair valued liabilities	–			–		–	(53)		(213)	[8]
Defined-benefit pension fund net assets	821	f		(164)	[5]	657	(131)		(526)	[6]
Amounts above 10% threshold	4,263			(4,029)		234	(47)		(187)
of which deferred tax assets from temporary differences	4,263	e		(4,029)	[10]	234	(47)		(187)	[6]
Adjustments subject to phase-in to CET1 capital							(262)		(13,423)
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet" on pages 50 to 51. Only material items are referenced to the balance sheet.
2 Reflects 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.
3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 CHF (114) million related to debt instruments deducted from additional tier 1 capital.
9 Includes investments in own shares and cash flow hedge reserve.
10
Includes threshold adjustments of CHF (4,337) million and an aggregate of CHF 307 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 2014	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	11,170	g		146	[3]	11,316	11,316
Additional tier 1 instruments subject to phase-out [2]	2,472	h		1		2,473	2,473
Total additional tier 1 instruments							13,789
Transitional deductions from additional tier 1 capital							(7,307)
of which goodwill							(6,856)	[4]
of which other intangible assets (excluding mortgage-servicing rights)							(110)	[4]
of which shortfall of provisions to expected losses							(227)
of which gains/(losses) due to changes in own credit risk on fair valued financial liabilities							(114)
Deductions from additional tier 1 capital							(7,307)
Additional tier 1 capital							6,482
Tier 2 capital (CHF million)
Tier 2 instruments	7,008	i		(24)	[5]	6,984	6,984
Tier 2 instruments subject to phase-out	4,985	j		(795)	[6]	4,190	4,190
Total tier 2 instruments							11,174
Transitional deductions from tier 2 capital							(227)
of which shortfall of provisions to expected losses							(227)
Deductions from tier 2 capital							(227)
Tier 2 capital							10,947
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet" on pages 50 to 51. Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3
Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments that will be deducted from CET1 once Basel III is fully implemented, a regulatory haircut for Contingent Capital Awards that qualify as additional tier 1 and high-trigger capital instruments for regulatory capital purposes.

4 Net of related deferred tax liability.
5 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments that will be deducted from CET1 once Basel III is fully implemented.
6 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	2014
Risk-weighted assets related to amounts subject to phase-in (CHF million) [1]
Adjustments for accounting treatment of pension plans	3,054
Defined-benefit pension fund net assets	526
Deferred tax assets	273
Risk-weighted assets related to amounts subject to phase-in	3,853
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,450
Significant investments in BFI entities	653
Mortgage servicing rights	66	[2]
Deferred tax assets arising from temporary differences	4,337	[2]
Exposures below 15% threshold	5,056
1 Represents items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.
2 Net of related deferred tax liability.

List of abbreviations
A
ABS	Asset-backed securities
ACVA	Advanced credit valuation adjustment approach
A-IRB	Advanced Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CARMC	Capital Allocation Risk Management Committee
CCF	Credit Conversion Factor
CCO	Chief Credit Officer
CCP	Central counterparties
CDO	Collateralized Debt Obligation
CDS	Credit Default Swap
CET1	Common equity tier 1
CLO	Collateralized Loan Obligation
CMBS	Commercial mortgage-backed securities
CMSC	Credit Model Steering Committee
CRM	Credit Risk Management
CVA	Credit valuation adjustment
E
EAD	Exposure at Default
EMIR	European Market Infrastructure Regulation
ERC	Economic Risk Capital
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GRR	Global Risk Review
G-SIB	Global systemically important banks
I
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LGD	Loss Given Default
M
MDB	Multilateral Development Banks
O
OTC	Over-the-counter
P
PD	Probability of Default
R
RBA	Ratings-Based Approach
RMBS	Residential mortgage-backed securities
RNIV	Risks not in value-at-risk
RPSC	Risk Processes and Standards Committee
S
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SMM	Standardized Measurement Method
SPE	Special purpose entity
SRW	Supervisory Risk Weights Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings, and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com